Ballard Power Systems Inc.
News Release

Ballard Announces First Quarter 2006 Conference Call

For Immediate Release – April 19, 2006

Vancouver, Canada — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call to discuss its first quarter operating and financial results on Wednesday, April 26, 2006 at 7:00 a.m. PST (10:00 a.m. EST).

Access to the call may be obtained by calling the operator at 416-644-3415 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 416-640-1917. The confirmation number to access the playback is 21173932#. The audio web cast can be accessed on Ballard’s web site at www.ballard.com, and will be archived for replay for two weeks.

About Ballard
Ballard Power Systems is recognized as a world leader in the development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, please contact Megan Helmer at 604.412.3195